Delisting Determination,The Nasdaq Stock Market, LLC,
May 18, 2010, Beach First National Bancshares Inc. The
Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Beach First National Bancshares
Inc. (the Company), effective at the opening of the trading session on May 28, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staffs determination on April 12, 2010. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 21, 2010.